

August 9, 2011

Via Email
Mr. F. Scott Bauer
Chairman and Chief Executive Officer
Southern Community Financial Corporation
4605 Country Club Road
Winston-Salem, North Carolina 27104

> **Re:** **Southern Community Financial Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 24, 2011**
> **File No. 000-33227**

Dear Mr. Bauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Supervision and Regulation, page 7

1. It is inappropriate to qualify disclosures in their entirety by reference to statutes and regulations not filed as exhibits to the Form 10-K. In future filings, please eliminate these qualifications.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Lending Activates, page 49

2. We note the continued deterioration in the credit quality of your loan portfolio during the latter stages of fiscal 2009 and into fiscal 2010 as evidenced by the significant increase in nonperforming loans, internally classified loans, loan loss provisions, loan charge-offs and troubled debt restructurings. During this same time period your allowance for loan losses remained unchanged at $29.6 million at both December 31, 2009 and December 31, 2010. We note that for both the 2009 and 2010 fiscal periods, total net loan charge-offs were approximately 123% and 132%, respectively, of the beginning of the year allowance for loan losses in those periods. At March 31, 2011, we note that loans internally classified as substandard or doubtful remained relatively unchanged from year-end while net loan charge-offs exceeded the loan loss provision resulting in a further decrease in your overall allowance for loan losses to $27.7 million.

Please explain how you concluded that your respective allowance for loan losses were appropriate at each respective annual and interim reporting period given the levels of loan charge-offs and loan loss provisions recorded and the changes in the levels of nonperforming loans, internally classified loans, and troubled debt restructurings which contributed to the deteriorating operating performance. As management replenished the allowance for loan losses during these periods due to the above noted factors, discuss what considerations management gave to reassessing the appropriateness of the overall allowance for loan losses in the previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive loan charge-offs were taken and how and why additional loan loss provisions had not been made previously. Your response should also encompass the change in the allowance for loan loss methodology made during the third quarter of fiscal 2010.

3. In order for us to have a full and complete understanding of how you have followed and applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies as they relate to loan classification, migration of loans through nonperforming loan categories, recognition of loan impairment and any appropriate and timely decreases in the fair value of collateral by way of incremental loan loss provisions and/or partial and full charge-offs of respective loans under review, please provide a timeline for the five largest loan charge-offs recognized in 2010 as well as your five largest nonaccrual loans at December 31, 2010:

- Loan origination date, amount and classification;
- Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;
- The underlying collateral supporting the loan;
- The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and

- Other specific information relevant to the loan such as any loan restructuring or other loan workouts associated with any residual loan balance or current balance-especially for those currently in nonaccrual status, etc.

The information provided should address subsequent activity within the interim period of fiscal 2011 as well.

Nonperforming Assets, page 52

4. In regard to your troubled debt restructurings (TDRs), please tell us and revise your future filings to address the following:
   - Provide a robust discussion of your TDR and renegotiated loan activities. Your discussion should include, preferably in a tabular format, quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and a discussion of your successes or failures with the different types of concessions;
   - Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and
   - Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Analysis of Allowance for Loan Losses, Page 56

5. We note the enhancements made, during the third quarter of fiscal 2010, to your methodology for calculating the general valuation allowance, specifically the weighting of the historical loss experience. Please tell us and revise future filings to address the reasons for and timing of the change in methodology to include weighting factors for certain quarters included in the historical loss calculations and how you arrived at those relative weights.

Note 3- Investments, page 83

6. We refer to your investment securities table in Note 3 on page 83. Paragraph 50-1 of ASC 320-10 provides that the disclosures required by the ASC be provided by major security type. While ASC 942-320-50-2 provides a list of security types to be presented by financial institutions, ASC 320-10-50-1B states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

   - Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in ASC 942-320-50-2; and

- Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities.

Note 20-Fair Values of Assets and Liabilities, page 118

7. As it relates to your impaired loans, please tell us and revise your future filings to disclose the following:

- How and when you obtain updated third-party appraisals and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also tell us how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- How you account for any partially charged-off of loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Part III

General

8. We note that much of the disclosure required by Part III has been incorporated by reference to your definitive proxy statement. Please refer to Rule 12b-23 which states that "[m]aterial incorporated by reference shall be clearly identified in the reference by … caption or otherwise." Please revise your disclosure in future filings to more clearly identify the source of the material that you are incorporating by reference into your annual report.

Item 13. Certain Relationships and Related Transactions, and Director Independent, page 125

9. We note your disclosure on page 13 of your definitive proxy statement. Please confirm that by "other comparable transactions" in the representations included in the first paragraph, you mean "other comparable loans with persons not related to" the Company. Please refer to Instruction 4(c)(ii) of Item 404 of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Exhibits 10.40 and 10.41

10. We note that you have filed the amendments to Mr. Robert L. Davis' Salary Continuation Agreement and Employment Agreement as exhibits to your annual report. Please tell us where you have filed the original agreements and why you have not included them as exhibits to your annual report.

Exhibits 31.1 and 31.2

11. We note that paragraph 5 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contains modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. Specifically, certain language in parentheses in the form has been omitted. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief